UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-35043

GREAT PANTHER MINING LIMITED

(Translation of registrant's name into English)

1330 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  ] Form 20-F     [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this report on Form 6-K are hereby incorporated by reference into the Registration Statement on Form F-10 of Great Panther Mining Limited (File No. 333-258604) (the "Registration Statement"), as amended and supplemented, and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibits 99.6 and 99.7 to this report on Form 6-K are incorporated by reference as exhibits to the Registration Statement.

EXHIBIT INDEX

Exhibits

99.1	Condensed Interim Consolidated Financial Statements
99.2	Management’s Discussion and Analysis
99.3	Form 52-109F2 Certification of Interim Filings - CEO
99.4	Form 52-109F2 Certification of Interim Filings - CFO
99.5	News Release dated August 3, 2022 - Great Panther Reports Second Quarter 2022 Financial Results
99.6	Consent of Fernando A. Cornejo
99.7	Consent of Nicholas Winer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER MINING LIMITED

/s/ Alan Hair
______________________________________
Alan Hair
Interim CEO

Date: August 3, 2022